G-FIN/A



17006363

Notice of Government Securities Broker or Government Securities Dealer Activities to be Filed by a Financial Institution under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):

   A. [X] Comptroller of the Currency

   B. ☐ Board of Governors of the Federal Reserve System

   C. ☐ Federal Deposit Insurance Corporation

   D. ☐ Securities and Exchange Commission

2. Conducts business as:

   A. ☐ Government Securities Broker

   B. ☐ Government Securities Dealer

   C. [X] Government Securities Broker and Dealer

3. Filing status of notice:

   A. ☐ Notice

   B. ☒ Amendment

4. A. Full name of the financial institution   FTN Financial Capital Markets

   B. Address of principal office of financial institution:

   845 Crossover Lane, Suite 150
   _____
   Address
   Memphis   TN   38117
   _____
   City   State   Zip Code

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   Same
   _____
   Address

   _____
   City   State   Zip Code

   D. Mailing address if different from (B) or (C):

   Same
   _____
   Address

   _____
   City   State   Zip Code

   E. Name, title, and telephone number of contact person with respect to this notice:

   Penny Michael   VP, Compliance Officer   901-435-8645
   _____
   Name   Title   Area Code / Phone Number

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above?   A. [X] Yes   B. ☐ No

   (If yes, provide addresses and describe activities.)

See Attached List				
Address	City	State	Zip Code	Describe Activities
Address	City	State	Zip Code	Describe Activities
Address	City	State	Zip Code	Describe Activities
Address	City	State	Zip Code	Describe Activities

08/2016

6. Furnish the name and title of each person who is directly engaged in the management, direction, or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

See Attached List
_____   _____
Last / First / Middle   Title

_____   _____
Last / First / Middle   Title

_____   _____
Last / First / Middle   Title

_____   _____
Last / First / Middle   Title

_____   _____
Last / First / Middle   Title

NOTE: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

   A. [X] Yes   B. ☐ No

   NOTE: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. § 400.4(c)). Similar requirements are applicable to Form MSD-4 and Form U-4.

8. *The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current, and complete.*

   Please print name and title of person executing this notice:

   Penny Elaine Michael
   _____
   Name (First, Middle, Last)
   VP, Compliance Officer
   _____
   Title
   _____   4/11/17
   Signature   Date